Exhibit 10.7

This Joint Venture Agreement (“Agreement”) is made this 15th day of August, 2003, by and among CDT Acquisition Corp., a Delaware, USA corporation with its registered address at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, United States of America but whose address for service under this Agreement is Greenwich House, Madingley Rise, Madingley Road, Cambridge, CB3 OTX, United Kingdom (“CDT”), Ulvac, Inc., a Japanese corporation with its principal place of business at 2500 Hagizono, Chigasaki, Kanagawa, 253-8543, Japan (“Ulvac”), Litrex Corporation, Delaware, USA corporation, with its principal place of business at 6670 Owens Drive, Pleasanton, California, 94588, United States of America, (the “Corporation”) and Cambridge Display Technology, Ltd., a U.K. corporation with its principal place of business at Greenwich House, Madingley Rise, Madingley Road, Cambridge, CB3 OTX, United Kingdom (“CDT UK”).

Background:

(A)	As a result of the First Sale (as defined in the Share Purchase Agreement) pursuant to the Share Purchase Agreement Ulvac holds 50% of the Common Stock in the Corporation. The rest of the shares of Common Stock in the Corporation are held by CDT.

(B)	The parties have agreed to enter into this Agreement to regulate the management, control and financing of the Corporation, which is to undertake the Business.

It is agreed as follows:

1.	Definitions and interpretation

The provision of Schedule 1 shall apply in respect of defined terms used in, and the interpretation of, this Agreement.

PART A – CLOSING, STATUS, EFFECT

2.	Closing

2.1	Closing shall take place immediately following signature of this Agreement by all parties hereto.

3.	Status of this Agreement and the Parties’ Obligations

3.1	Each of the stockholders shall exercise all powers available to them in relation to the Corporation and do such other things as are reasonable and necessary or desirable so as to procure that at all relevant times the provisions of this Agreement and the Ancillary Agreements are duly and promptly observed and given full force and effect according to their spirit and intention.

3.2	If any provisions of the Corporation’s Certificate of Incorporation of By-Laws at any time conflict with any provisions of this Agreement, this Agreement shall prevail as between the Stockholders, and the Stockholders shall whenever necessary promptly and effectively exercise all powers available to them to procure the amendment, waiver or suspension of the relevant provision of the Certificate of Incorporation or By-Laws or procure the use of their votes of the directors or the stockholders of the Corporation to effect the provisions of this Agreement to the extent necessary to permit the Corporation and its affairs to be administered as provided in this Agreement.

3.3	The Corporation shall not be bound by any provision of this Agreement to the extent that it would constitute an unlawful restriction on any statutory power of the Corporation (but this shall not affect the validity of the relevant provision as between the other parties to this Agreement).

PART B – OVERRIDING PRINCIPLES FOR THE BUSINESS

4.	Business of the Corporation

4.1	The business of the Corporation shall unless and until the Stockholders otherwise agree as provided herein be confined to the Business.

4.2	The Corporation undertakes to the Stockholders to use all reasonable endeavours to procure that the Corporation will, at all relevant times, obtain and maintain in force all applicable licenses, consents and approvals necessary to enable it to carry on the Business in any jurisdictions where the Corporation is doing or is proposing to do business at the relevant time.

5.	Dealings with Stockholders

5.1	During the JV Period all transactions entered into between any Stockholder or any Member of its Group and the Corporation shall be conducted in good faith and on arm’s length terms and subject to normal commercial terms and in the overall interests of the Corporation provided that the Corporation shall undertake research and development projects pursuant to and on the terms of (a) the Ulvac Development Subcontract Agreement and (b) the CDT Development Sub Contract Agreement.

5.2	Except for development projects proposed by Ulvac which shall be accepted by the Corporation as provided above (provided full details of which shall be provided in writing to CDT UK not less than 7 days in advance of the relevant project being accepted), wherever it is proposed that the Corporation enter into an agreement with any Stockholder or any Member of a Stockholder’s Group then:

(a)	the non-contracting Stockholder’s prior written approval shall be required in respect of such agreement before it can be entered into; and

(b)	any such agreements will be subject to ‘open book’ review and may be audited from time to time by the non-contracting Stockholder (or its professional advisers) at the expense of such non-contracting Stockholder. For the avoidance of doubt, the Stockholders hereby acknowledge and agree that (subject always to Clause 8), the Business shall be conducted without regard to the independent business interests of the Stockholders and for its own account and accordingly that (without limitation):

(i)	the Corporation should have its Products distributed and/or serviced and maintained through diverse channels in accordance with good industrial practice;

(ii)	the Corporation shall not be required exclusively to sell Products as part of a package including other products of the Stockholders or either one of them, provided however, that the Stockholders shall each use their good faith best efforts to promote the Corporation’s Products and/or services when selling or promoting their own products or services to customers and provided specifically that unless and until the CDT Fallback Licence becomes Exercisable (but otherwise for a period of 5 years from First Closing thereafter), CDT and CDT UK shall not pro-actively promote or recommend any other manufacturer of ink jet printers to any customer.

6.	Accounting and Stockholder information

6.1	The Corporation shall at all times maintain accurate and complete accounting and other financial records in accordance with (a) the requirements of all applicable Legislation and US GAAP and (b) the reasonable requests of Stockholders or their authorised representatives for additional information.

6.2	The parties shall ensure that each Stockholder and its respective authorised representatives shall be allowed access at all reasonable times as they hold any shares of Common Stock to examine the books and records of the Corporation and access to confer with and interview the directors and officers of the Corporation.

6.3

The Corporation shall prepare monthly management accounts, in the form agreed by the Stockholders, and such monthly reports shall show monthly and year-to-date results and forecasts for the current year (including profit and loss accounts, balance sheet, cash flow statement, variances from budget, exchange rates used and business performance indicators) and shall send copies to the Stockholders and any authorized representatives as instructed by the Stockholders for such time as they hold shares of Common Stock within 10 Business Days of the end of the month in question (at the same time to each).

6.4	The Corporation shall supply each Stockholder and any authorized representatives as instructed by the Stockholders for such time as they hold shares of Common Stock with copies of the Corporation’s audited accounts immediately after receipt of the same by the Corporation (at the same time to each).

6.5	Either Stockholder may appoint independent auditors to audit the financial records of the Corporation and the Corporation hereby agrees to cooperate with such auditors and to provide such auditors with access to the Corporations records and officers and employees. Costs incurred in such audit shall, to the extent that the auditor’s cost are reasonable, be borne by the Corporation.

7.	Promotion of the Corporation Business

7.1	Each of CDT, CDT UK and Ulvac undertakes whilst it remains a Stockholder to use its best endeavours to promote and develop the business of the Corporation to its best advantage in accordance with good business practice and normal commercial principles.

7.2	Each of CDT, CDT UK and Ulvac shall not at any time during the period commencing on the First Closing and ending 5 years thereafter promote any other party’s competing products over the Products of the Corporation unless and until (in the case of CDT) the CDT Fallback Licence has become Exercisable or in the event that Ulvac ceases to be a Stockholder as the result of the exercise of the Vendor’s Call Option as set forth in the Share Purchase Agreement.

7.3	If either CDT or Ulvac puts forward a written proposal that the Corporation pursue a line of business which is not within the scope of the Business but related to it and this proposal is not approved by the other Stockholder, then the Stockholder which made such proposal shall be entitled to pursue such line of business independently of the Corporation. Nothing contained herein shall prevent either Stockholder from engaging in any business that it engages in at the time of the execution hereof.

8.	The Product

8.1	Ulvac hereby acknowledges and agrees that it is a matter of fundamental importance to CDT and the other Members of the CDT Group that for a period of five (5) years after the First Closing Ulvac will procure, subject to Clause 8.2 below, that:

(a)	the Product in the LEP Field continues to be fully supported and developed (with the application of adequate funding, human and other resources), by the Corporation, such as to satisfy actual or reasonably anticipated prospective market requirements for the Product in the LEP Field; and

(b)	Products already in service will be adequately supported by the Corporation in terms of technical service and upgrades.

8.2

Unless otherwise (and to the extent) agreed in writing with CDT (whether before or after the Second Closing), Ulvac accepts that it will, in relation to the Product in the LEP Field and at the reasonable request and direction of CDT (and after having consulted Ulvac and the Corporation), provide the Corporation with USD $2 million or such lesser sum as CDT requests in development funding and resource, including personnel expense, for each Year (it is recognised and agreed by the parties that the development funding requirements should be determined at least 2 months before these need to be provided in order to allow Ulvac sufficient lead time). For these purposes any cost (other than development costs) attributable to maintaining the LEP Product line in existence as at First Closing shall be disregarded in calculating whether or not the USD $2 million amount has been achieved. It is specifically agreed that the cost for sampling and demonstration equipment models in existence as of the First Closing shall not be considered a part of the development of the LEP Product line and Ulvac shall not be required to fund the purchase of such as part of its obligations under this clause 8.2. For the avoidance of doubt, prototypes for use in the LEP Field shall be included in the calculation of the US $2 million development funding. If CDT requires that the Corporation apply resource at a higher level than the USD $2million level, CDT will enter into a development sub-contract with the Corporation on a arm’s length basis. In connection therewith, Ulvac undertakes to make good faith and reasonable efforts to procure that the Corporation puts into place expeditiously any necessary additional resources to enable the Corporation to perform the required work. It is agreed that the timing and the method of funding for the above USD $2million in development funding and resource shall be determined at the sole discretion of Ulvac and may include loans, the terms of which loan shall be determined by Ulvac using commercially reasonable standards, purchase of preference shares, amounts paid pursuant to development subcontracts or any combination thereof. If Ulvac elects not to complete the purchase the Second Sale Stock (as defined in the Share Purchase Agreement) because of a Material Occurrence (as defined in the Share Purchase Agreement), any loans in respect of such funding shall automatically be converted into Preferred Stock.

8.3	It is recognized that the resultant project in the LEP Field carried out under USD $2 million provided by Ulvac pursuant to Clause 8.2 may have elements, which are:

(a)	solely applicable to LEP;

(b)	of common application to LEP and one or more other technologies.

8.4	For five years after the First Closing, Ulvac agrees to procure that the Corporation:

(a)	reviews Product development in the LEP Field with CDT at quarterly Product review meetings held to discuss the same; and

(b)	meets CDT (together with Ulvac) in the third quarter of each year to agree to the programme for the development of the Product in the LEP Field for the succeeding calendar year. Following meetings the Corporation shall provide CDT with the cost estimates for such development work and if these exceed, on an annual basis, USD $2 million, CDT shall have the option to fund the excess by entering into a development subcontract with the Corporation on an arm’s length basis, or reduce the scope of the relevant programme, such that the costs will fall at or below such USD $2 million figure.

8.5	Notwithstanding anything to the contrary hereunder, it is expressly understood among the parties that if the Products cannot be marketed and sold in the LEP Field as a result of a threat under any conflicting patents which has a reasonable prospect of success (as considered by independent senior patent counsel) or the Product has become obsolete due to any new technology or equipment, such that it would be unreasonable to expend USD $2 million on the development of the Products in the LEP Field, such amount shall be reduced to a reasonable extent. The parties shall also consider and renegotiate in good faith the impact of any new technology or equipment on the funding requirement referred to in this clause 8.

9.	Stockholder undertakings

Without prejudice to the generality of any provisions of this Agreement, CDT and Ulvac undertake with each other to abide by the terms of Schedule 6. CDT undertakes in the period prior to the Second Closing to be primarily responsible for helping to ensure that the Corporation maintains all necessary operational (i.e. not those concerning any Intellectual Property) licenses and governmental approvals in the United States.

10.	Intellectual Property

10.1	The parties hereto acknowledge that the Intellectual Property owned and licensed by the Corporation is its primary asset and any encumbrance on or limitation on the use of its Intellectual Property would likely have an adverse and material affect on the Corporation. The parties agree that they shall undertake their best efforts to protect the intellectual property owned or utilized by the Corporation, including but not limited to, taking the steps set forth in this Clause 10.

10.2	In relation to a certain cross-license agreement entered into by CDT UK with Seiko Epson Corporation (“SEC”) on November 25, 1999, as supplemented by a side letter dated January 24, 2000, CDT UK shall be prepared to enter into good faith negotiations on a non-discriminatory basis with the Corporation’s customers (i.e. LEP device manufacturer(s)) for the grant to them of a sub-licence of SEC technology along with CDT UK’s other relevant LEP technology.

Part C – FINANCIALS

11.	The Business Plan

11.1	The current Business Plan annexed at Schedule 4 for the period to 2007, together with agreed amended plans for the calendar years 2003 and 2004.

11.2	The CEO shall on an annual basis (or more frequently if requested by the Board) update the Business Plan (with such assistance from the other directors as he shall require) provided that the working capital requirements, funding from the Stockholders and draw down dates shall not materially change without the written consent of all Stockholders (which shall not be unreasonably withheld or delayed). No Updated Business Plan shall be considered effective unless it has been approved by the Board of Directors. The final date for agreeing on the following year’s Business Plan shall be the last business day of the preceding financial year (the “Business Plan Update Point”).

11.3	The CEO shall, no later than 2 months before the relevant Business Plan Update Point in each year, provide each of the members of the Board, CDT and Ulvac with a draft copy for review and discussion.

11.4	Board meetings shall be held at least 60 days before the relevant Business Plan Update Point to consider (and if possible approve on the basis of such amendments as may be negotiated) the updated Business Plan.

11.5	The Business Plan shall include the following (by month for the first 2 years, if appropriate, and quarterly thereafter):

(a)	a summary of business objectives, including projected annual production and sales data and proposed product development;

(b)	the working capital requirements of the Corporation contained in a cashflow statement and the anticipated draw down dates of funding in respect of these;

(c)	a projected profit and loss account;

(d)	an operating budget (including a staffing plan and budget and projected capital expenditure requirements) and balance sheet forecast;

(e)	principal assumptions underlying the projections;

(f)	a report by the Chief Operating Officer, which shall include an analysis of the results of the Corporation as shown in its management accounts compared with the Business Plan for the previous year, identifying variances in sales revenues, costs and other material items, and a discussion of prospects for the forthcoming year including key assumptions, the basis for such assumptions and the variances which can be expected if such assumptions do not materialise.

11.6	The Board will at least quarterly consider the performance of the Corporation and the Board may revise the Business Plan at any time by a Board resolution.

11.7	In carrying out and reviewing the Business Plan the Corporation will take into account the monthly net income and cash flow of the Corporation as fundamental indexes in determining the effectiveness of the day-to-day management of the Corporation.

12.	The Solvency Principle

12.1	Subject to the terms hereof and clause 12.2, Ulvac agrees to undertake such steps as are reasonably necessary (whilst it remains a Stockholder) to provide the Corporation with the funding required to continue to operate the Business as required by the Business Plan.

12.2

Ulvac shall in the period commencing from March 1, 2003 to First Closing and 2 years thereafter, provide up to USD $6.83 million (inclusive of the USD $2million development funding and resource referred to in clause 8.2), but no more than that amount under any circumstances whatsoever, of funding to the Corporation, by way of loan, Preferred Stock issue, any payments by Ulvac to the

Corporation under the Ulvac Development Sub-Contract Agreement (the amount of such payments shall be calculated by deducting from the contract value all third party expenses to fulfill the contract, plus the salaries and associated costs of those of the Corporation’s personnel who work on such contracts, together with material costs and any other identifiable out of pocket expenses, all such expenses being those which accrued and were directly allocated to the performance of such contracts, provided that the salary and associated cost of the Corporation personnel which were allocated to their work on such contracts shall be excluded from the calculation, if and to the extent such personnel otherwise would not be engaged in the Corporation work), or otherwise, and the timing of such provision of funds shall be determined by Ulvac in the manner that Ulvac acting reasonably and in accordance with good commercial practice, determines most appropriate, including providing such funds in one lump sum or in more than one installment to the Corporation. If Ulvac elects not to complete the purchase the Second Sale Stock (as defined in the Share Purchase Agreement) because of a Material Occurrence (as defined in the Share Purchase Agreement), any loans in respect of such funding shall automatically be converted into Preferred Stock. Provided always that, in the event of a Material Occurrence (as defined in the Share Purchase Agreement) and Ulvac exercises its right not to proceed with the Second Sale (as defined in the Share Purchase Agreement) the funding requirements described in clause 8 and clause 12 herein shall cease.

12.3	If, despite the injection of USD $6.83million as referred to in Clause 12.2, it becomes apparent that the Corporation will suffer material negative cashflow, CDT will co-operate with Ulvac in devising an appropriate plan or otherwise to reduce costs (including the reduction of employees and financial re-structuring as appropriate).

12.4	Any Preferred Stock issued under this Agreement shall be issued pursuant to the following terms:

(a)	the number of Preferred Stock issued to the Purchaser for all contributions to the Corporation by the Purchaser as described in clause 12 shall be determined by a calculation based on the price paid by the Purchaser for an ordinary share of Common Stock as at First Closing;

(b)	the Preferred Stock shall have no voting rights;

(c)	the Preferred Stock shall be entitled to dividends pari passu with Common Stock;

(d)	the Preferred Stock shall be non-convertible until after the Second Closing;

(e)	the Preferred Stock shall be non-redeemable until after the Second Closing;

(f)	on a liquidation the Preferred Stock shall be preferred.

13.	Tax Matters

13.1	All sums payable by the Stockholders to the Corporation or each other under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only those as required by law. If any deductions or withholdings are required by law the Corporation or the Stockholders, as the case may be, shall be obliged to pay to the Corporation or the Stockholders, as the case may be, the net amount after such requirement to make a deduction or withholding has been made.

13.2	If any deduction or withholding is made from any payment as contemplated in Clause 13.l, the Corporation or the Stockholders, as the case may be, shall supply to the Corporation or the Stockholders, as the case may be, such official receipt, if any, or other evidence of payment to the relevant authority of the amount deducted or withheld so as to facilitate obtaining a tax credit for such amount.

13.3	Each party shall pay all overdue Taxes, including income, corporation taxes, revenue or similar taxes howsoever described, and all fines, penalties, and interest thereon duly assessed on the income, profits and gains accruing to that party in the performance of this Agreement. Each party shall indemnify, defend and hold harmless the other party from and against any and all claims, expenses and proceedings, howsoever arising, in connection with the liabilities of the other party for any such taxes, fines, penalties and interest levied by the tax authority of its jurisdiction in the performance of this Agreement.

14.	The Management Bonus Scheme

14.1	The Executive Management Bonus Scheme as approved by each party shall be adopted on the First Closing. The Management Bonus Scheme shall take into account the net income and cash flow of the Corporation when determining whether bonuses shall be given and the amount thereof.

14.2	The Exit Bonus Plan as approved by each party shall be adopted on the First Closing.

PART D – DECISION MAKING

15.	Directors and Officers

15.1	The Board shall have responsibility for the overall supervision of the Corporation and its business. The parties acknowledge and accept that under Delaware law, the Board is given power to manage the Corporation, except as is otherwise provided in the Certificate of Incorporation or under Delaware law and that accordingly (without limitation) matters requiring stockholder approval are approval of amendments to the certificate of incorporation, mergers, liquidations and sales of substantially all the assets of the Corporation. However the parties further acknowledge that, in general terms, the stockholders cannot effect mergers, liquidations, dissolutions or amendments to the Certificate of Incorporation unless the Board also approves these items and that as regards the By-Laws, the Board has the power to amend By-laws but the stockholders have the power to override any such amendments.

15.2	The Board shall consist of 6 directors. CDT shall be entitled to appoint 3 directors and Ulvac shall be entitled to appoint 3 directors. The parties hereby agree to vote their shares for the election of the directors appointed by the other party pursuant to this clause 15.2. The first such directors of CDT and Ulvac shall be:

CDT Directors	Ulvac Directors

Ian Butcher	Yoshio Sunaga

Dr David Fyfe	Masasuke Matsudai

Dr Scott Brown	Mitsuru Motoyoshi

15.3	The Chairman shall:

(a)	be selected by CDT during the JV Period;

(b)	be selected by Ulvac thereafter;

(c)	be a non-executive of the Corporation;

(d)	not have a second, or casting, vote in respect of any board resolution.

The Stockholders shall cause their respective directors to appoint the Chairman in accordance with this clause 15.3.

15.4

The Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”) shall be responsible for the day-to-day management of the Corporation, subject to the overall supervision of the Board and for these purposes either Stockholder may refer any day-to-day matter in respect of which it has any concern for formal resolution of the Board, and pending such resolution, no action shall be taken in respect thereof.

15.5	The Stockholders each agree to hold all shares of Common Stock of the Corporation registered in their respective names or beneficially owned by them as of the date hereof and any and all other voting securities of the Corporation legally or beneficially acquired by either of the Stockholders after the date hereof (hereinafter collectively referred to as the “Stockholder Shares”) subject to, and to vote the Stockholder Shares in accordance with, the provisions of this clause 15.5.

(a)	On all matters relating to the election of directors of the Corporation, the Stockholders agree to vote all Stockholder Shares held by them (or they shall consent pursuant to an action by written consent of the stockholders of the Corporation) so as to elect members of the Corporation’s Board of Directors as follows:

(i)	At each election of directors, the Stockholders shall vote all of their respective Stockholder Shares so as to elect: (A) three individuals designated by CDT (the “CDT Directors”), which individuals shall initially be the persons named in clause 15.2 as the CDT Directors, and (B) three individuals designated by Ulvac (the “Ulvac Directors”), which individuals shall initially be the persons named in clause 15.2 as the Ulvac Directors.

(ii)	In the event a Stockholder desires to remove a director designated by such Stockholder, upon request the other Stockholder shall promptly consent to such removal by written consent or at a meeting of Stockholders, as directed by the Stockholder desiring to remove its director. Any vote requested to be taken by a Stockholder in order to fill a vacancy created by the removal, resignation or death of a director designated by such Stockholder pursuant to this clause 15.5 shall also be subject to the provisions of this clause 15.5.

(b)	The Corporation agrees that, until the Second Closing, it will not remove, and will not permit to be removed (upon registration of transfer, reissuance or otherwise), from any certificate representing the Stockholder Shares, the legend specified in Schedule 3 to the Share Purchase Agreement and will place or cause to be placed such legend on any new certificate issued to represent Stockholder Shares.

(c)	The provisions of this clause 15.5 shall be binding upon the successors in interest to any of the Stockholder Shares. Without limiting the provisions of Part E of this Agreement, the Corporation shall not permit the transfer of any of the Stockholder Shares on its books or issue a new certificate representing any of the Stockholder Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement, substantially in the form of the Deed of Adherence, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were a Stockholder.

15.6	The party removing its appointed director shall indemnify the Corporation and the other Stockholder against any claim arising in connection with that director’s removal from office.

15.7	Meetings of the directors shall be convened and held at least once every 3 months in general and a written agenda for each meeting of the Board specifying the matters to be raised at the meeting shall be sent (together with the notice convening the meeting) not less than 7 Business Days before the date of the meeting to all directors entitled to receive notice of the meeting. Each Stockholder shall bear the costs of its representatives in attending Board meetings, provided however, that a director may attend any Board meeting via teleconference or by video conference. A quorum shall be deemed to exist for the purposes of Board actions so long as at least 4 directors are present, including at least 1 director appointed by each party. It is agreed that each year 2 of the Board meetings (being the meeting to agree the budget for the Corporation and the meeting formally to review performance against budget) will be held in California and 2 in Tokyo.

15.8	The Stockholders may invite non-voting third party observers, including employees and directors of the Stockholder, to attend the Board meeting (whether in person or attending by teleconference or video conference), provided that such invitees shall be subject to reasonable confidentiality agreements.

15.9	The CEO, COO and the CFO shall report on the financial aspects of the Corporation and summarize business issues that have arisen and are reasonably expected to arise in the future since the last Board meeting as well as addressing the specific matters provided in the agenda.

15.10	It is agreed that:

(a)	the approval of a CDT Director will not be required to pass any resolution of the Board that:

(i)	authorises the Corporation to commence any dispute resolution or legal action against CDT or a Member of CDT’s Group in respect of any arrangement between the Corporation and CDT or any Member of CDT’s Group;

(ii)	authorises the Corporation to enter into or vary any agreement with CDT or any Member of CDT’s Group; or

(iii)	is voted on after the insolvency of CDT (meaning a formal insolvency procedure such as bankruptcy, administration, receivership, liquidation or anything analogous to the same in the relevant jurisdiction other than as part of a solvent and bona fide reconstruction or amalgamation);

(b)	the approval of an Ulvac Director will not be required to pass any resolution of the Board that:

(i)	authorises the Corporation to commence any dispute resolution or legal action against Ulvac or a Member of Ulvac’s Group in respect of any arrangement between the Corporation and Ulvac or any Member of Ulvac’s Group;

(ii)	authorises the Corporation to enter into or vary any agreement with Ulvac or any Member of Ulvac’s Group; or

(iii)	is voted on after the insolvency of Ulvac (meaning a formal insolvency procedure such as bankruptcy, administration, receivership, liquidation or anything analogous to the same in the relevant jurisdiction other than as part of a solvent and bona fide reconstruction or amalgamation);

or, in either case, in respect of the conduct or settlement if any such action. Committees of the Board may be established to govern the matters contemplated by this Clause 15.l0.

15.11	Ulvac shall select the Chief Financial Officer of the Corporation, and the Stockholders shall cause their respective directors to so appoint the CFO. The CFO shall have access to all of the Corporation’s books.

16.	Deadlock

16.1	Except in respect of any day to day matter referred to in clause 15.4 which has not been referred to the Board by either Stockholder no matter which requires the resolution of either the Board or the Stockholders shall be undertaken or effected by the Corporation unless, in relation to the relevant resolution, either:

(a)	at least 4 of the Directors of the Corporation vote (whether in person or by written resolution) in favour of the resolution; or

(b)	this has been approved of in writing by both Ulvac and CDT.

16.2	If, in relation to any matter the subject of clause 16.l:

(a)	the Stockholders reach an agreement on any matter described above, they shall notify their representative directors of such agreement and shall instruct their representative directors to take the action necessary to have such agreement ratified and adopted by the Corporation;

(b)	the Stockholders fail to reach an agreement, the matter shall be referred to the Board who shall meet or confer in order to discuss the matter which created the deadlock and how to best proceed or resolve the issue on mutually agreeable terms (if applicable). Failing resolution, the Chief Executives of Ulvac and CDT shall consider the dispute and use all reasonable endeavours to try to reach agreement to resolve this.

PART E – TRANSFER SCENARIOS

17.	General Restriction on Transfers of Common Stock

Any transfer of Common Stock shall (unless CDT and Ulvac otherwise agree in writing) be subject to the procedural rules regulating its completion set out in the Share Purchase Agreement and the provisions hereof.

18.	Voluntary Transfers: Intra Group Transfers

18.1	The provisions of this Clause shall apply to enable CDT and Ulvac to transfer all (but not some only) of its Common Stock to one of its own Group Members without a right of first refusal in favour of the other Stockholder.

18.2	Each of CDT and Ulvac shall be entitled at any time to transfer all (but not some only) of the Common Stock held by it to a Group Member of it provided always that it shall (i) obtain the approval of the other party, which approval shall not be unreasonably withheld or delayed and (ii) procure that the transferee Group Member enters into a Deed of Adherence and provides a PCG if requested.

18.3	Each of CDT and Ulvac respectively shall include in any transfer agreement with a Group Member of its Common Stock a provision which specifically requires that if any such Group Member ceases at any time to be a Group Member it shall, prior to so ceasing, transfer all the Common Stock held by it at the time in question to another Group Member of the holder of the Common Stock at the date of this Agreement and such transferee shall be obligated to enter into a Deed of Adherence.

19.	Voluntary Transfers: Third Party Sales

19.1	The provisions of this Clause shall apply to enable CDT and Ulvac to transfer all (but not some only) of its Common Stock to a third party in certain limited circumstances subject to the conditions of this clause 19 and entirely without prejudice to any rights or remedies that the other may have arising out of those circumstances.

19.2	If at any time after the date hereof any Stockholder is in Financial Distress (“the Distressed Stockholder”) or wishes to sell all (but not some only) of its Common Stock in the Company prior to the lapse of two years from the date hereof it shall first give written notice (a “Sale Notice”) to the other Stockholder (“the Remaining Stockholder”) offering to sell all of its Common Stock to the Remaining Stockholder at a price per share that is 50% of the price of the Second Sale Stock Consideration as set forth and may be adjusted in Clause 10 of the Share Purchase Agreement. The offer made by the Sale Notice shall remain open for acceptance for the period (“the Offer Period”) expiring 60 days after service of the Sale Notice. If the offer made in the Sale Notice:

(a)	is accepted by the Remaining Stockholder within the Offer Period, the sale of the Common Stock comprised in the Sale Notice to the Remaining Stockholder shall be completed as soon as practicable after the date of acceptance and in any event within 30 days thereafter;

(b)	is not accepted by the Remaining Stockholder, the Stockholder giving notice (provided it is a Distressed Stockholder, but not otherwise) shall be entitled at any time within 60 days after the expiry of the Offer Period to sell all (but not some only) of the Common Stock comprised in the Sale Notice to a third party (the “Relevant Third Party”) at such price as it shall determine in its sole discretion subject to the Relevant Third Party being approved by the Remaining Stockholder (such approval not to be unreasonably withheld) and the Relevant Third Party entering into a Deed of Adherence and providing a PCG if requested.

19.3	Reasonable grounds for withholding approval of a proposed sale to a Relevant Third Party shall include, without limitation, any of

(a)	there being (in the reasonable opinion of the Remaining Stockholder) a lack of evidence that the Distressed Stockholder is in Financial Distress; or

(b)	the Relevant Third Party being a competitor of the Remaining Stockholder or the Corporation or a party that the transfer of Common Stock to could have any effect on any license granted to the Corporation (for these purposes CDT’s competitors are E I DuPont de Nemours and Company, Eastman Kodak Co and Universal Display Corporation (or any Member of their group of companies) or any successor thereof and Ulvac’s competitors are Seiko Epson Corporation, Canon, Inc. Applied Materials, Inc., AKT, TOKKI, Hitachi High-Technologies, Shibaura Mechatronics Corp., TEL, ANELVA, AFC, DNP, Kurt J. Lesker and Cha Industries (the parties agree that these lists may be added to by the relevant party at any time provided adequate justification is provided for this); or

(c)	the Relevant Third Party being in actual or threatened litigation with the Remaining Stockholder; or

(d)	the Relevant Third Party being unable to demonstrate to the reasonable satisfaction of the Remaining Third Party that it would comply with the obligations under all of the Relevant Agreements to which it would be bound were it to acquire the Distressed Stockholder’s Common Stock including (without limitation) being able to satisfy payment for CDT’s Common Stock pursuant to the CDT Put Option or the Ulvac Call Option.

19.4	Upon the giving of a Sale Notice, the Distressed Stockholder shall use all reasonable endeavours to procure that its auditors, bankers, professional advisers and major stockholders answer the questions of, and give information to, the Remaining Stockholder such that it can be established that the Distressed Stockholder is in Financial Distress to the reasonable satisfaction of the Remaining Stockholder.

20.	Qualifying Guarantees

20.1	Upon a Stockholder ceasing to hold any Common Stock (the “Ex-Stockholder”), the ongoing Stockholder(s) and the Ex-Stockholder shall co-operate together to procure the release of any Qualifying guarantees given by the Ex-Stockholder as soon as reasonably practicable.

20.2	As soon as it becomes apparent that a Stockholder may cease to hold Common Stock the ongoing Stockholder(s) shall commence their endeavours in this respect (provided that the Board does not consider this will prejudice the Corporation on grounds of confidentiality) but it is acknowledged and accepted by each Stockholder that it may not be possible to procure these releases contemporaneously with a Stockholder ceasing to hold any Common Stock.

20.3	The ongoing Stockholder(s) endeavours in this respect shall, if necessary, include:

(a)	finding a replacement guarantor acceptable to the recipient of the Qualifying Guarantee;

(b)	providing a cash deposit or bank bond to secure the release of the Qualifying Guarantee.

20.4	During such time as the Qualifying Guarantees remain outstanding and the ongoing Stockholder(s) are obligated to procure their release:

(a)	the ongoing Stockholder(s) shall indemnify the outgoing Stockholder against all liability in respect of the Qualifying Guarantees in so far as such liability arises in respect of acts or omissions of the Corporation in the period after the outgoing Stockholder ceases to hold any Common Stock;

(b)	the Ex-Stockholder may require the ongoing Stockholder(s) to obtain insurance on its behalf (at the cost of the ongoing Stockholder(s)) to adequately and effectively protect the outgoing Stockholder in respect of the liabilities referred to in sub-clause (a) above.

PART G – LIQUIDATION AND POST-EXIT PROVISIONS

21.	Stockholders’ Undertakings

21.1	Each Stockholder undertakes that while it is a member of the Corporation and for 60 months after the First Closing it shall not and no Member of its Group shall, either on its own behalf, or on behalf of any person, solicit or endeavour to entice away from the Corporation any employee of the Corporation provided that this restriction shall not apply if the CDT Fallback Licence becomes effective.

21.2

Neither Stockholder, nor any Member of its Group, shall, until 60 months after the First Closing, be engaged, concerned or interested either directly or indirectly (and whether through licensing technology or otherwise) and whether on its own behalf or on behalf of or in association with others and in any capacity whatsoever in carrying on the Business in competition with the Corporation other than:

(a)	as the holder of not more than 5% of the shares carrying unrestricted voting rights in any corporation whose shares are listed on any Recognised Investment Exchange;

(b)	in the case of CDT and/or any Member of its Group this restriction shall not apply, to any business except the Business they are respectively currently engaged in at the date hereof or to the licensing and/or providing services by any of them relating to any new competing technology (but CDT shall not licence any technology that is utilized or is capable of being utilized by the Product for the purposes of manufacturing the Product) to that owned or used by the Corporation so long as the licensing or services in question are being provided in conjunction with the licensing of technology owned or used by CDT or any Member of its Group (for the avoidance of doubt CDT and the other Members of its Group shall also be entitled to develop and use any such competing technology);

(c)	in the case of CDT or any Member of its Group exercising any rights they may have under the CDT Fallback Licence if and to the extent that this has become Exercisable;

(d)	the provisions of this section shall not apply to any business currently engaged in by Ulvac or any member of its Group;

provided always that this restriction applies only to the business as carried on by the Corporation at the date the Stockholder in question ceases to be a member of the Corporation.

21.3	The Stockholders consider that the restrictions and undertakings contained in this Agreement are reasonable but if any such restriction or undertaking shall be found to be unenforceable but would be valid if any part of it were deleted or the period or area of application reduced such restriction shall apply with such modification as may be necessary to make it valid and effective.

PART H – GENERAL PROVISIONS

22.	Survivability

22.1	The terms and conditions hereof that expressly or implicitly require the parties hereto to undertake or refrain from undertaking any action or which by their terms expressly or implicitly continue in force after the term hereof shall not terminate with termination of this Agreement and shall survive termination hereof in accordance with their terms.

23.	Entire Agreement

23.1	This Agreement (together with all agreements and documents executed contemporaneously with it or referred to in it) constitutes the entire and only agreement between the parties in relation to its subject matter and replaces and extinguishes all prior agreements, undertakings, arrangements, understandings or statements of any nature made by the parties or any of them whether oral or written (and, if written, whether or not in draft form) with respect to such subject matter.

23.2	Each of the Stockholders acknowledges that it is not relying on any statements, warranties or representations given or made by any of them or the Corporation in relation to the subject matter hereof, save those expressly set out in this Agreement, the Share Purchase Agreement and the Ancillary Agreements and that it shall have no rights or remedies with respect to such subject matter otherwise than under this Agreement, the Share Purchase Agreement and the Ancillary Agreements (or the agreements referred to herein) save to the extent that they arise out of the fraud or fraudulent misrepresentation of the other party.

23.3	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of a duly authorised representative of the Stockholders.

24.	Assignment

This Agreement shall be binding on the parties and their respective successors and assigns. The parties shall not be entitled to assign this Agreement or any of their respective rights and obligations under it except as expressly permitted herein.

25.	Waiver of Rights, Compromises

25.1	No exercise or failure to exercise or delay by any party in exercising any right power or remedy under or pursuant to this Agreement shall constitute a waiver by that party of that or any other right, power or remedy.

25.2	Any party may release or compromise the liability of any of the other parties or grant to such party time or other indulgence without affecting its rights in relation to such other party.

25.3	The rights, powers and remedies conferred on or available to any party pursuant to this Agreement are cumulative and are not exclusive of any right, power or remedy which it may have under general law or otherwise.

26.	Invalidity

To the extent that any provision of this Agreement is found by any court or competent authority to be invalid, unlawful or unenforceable in any jurisdiction, that provision shall be deemed not to be a part of this Agreement, it shall not affect the enforceability of the remainder of this Agreement nor shall it affect the validity, lawfulness or enforceability of that provision in any other jurisdiction.

27.	No Partnership

Nothing in this Agreement shall be deemed to constitute a partnership between any of the parties to it, nor constitute any party or parties the agent of the other party or parties or otherwise entitle any party to have authority to bind any other party or parties for any purpose except as provided expressly herein.

28.	Costs

Each party shall bear its own costs in connection with the preparation and execution of this Agreement.

29.	Default interest

If any amounts payable under this Agreement are not paid on the due date, without prejudice to any other remedy which the party entitled to receive such payment may have, interest shall accrue on the amounts outstanding at a rate equal to 2% above LIBOR (or if such amount is prohibited by law, the maximum amount permitted by law) over the period of the arrears.

30.	Third Party Rights

Unless expressly provided in this Agreement, no term of this Agreement is enforceable by any person who is not a party to it.

31.	Notices

31.1	Any notice to be given by a party to this Agreement shall be in writing and may be given personally or sent by fax and by prepaid registered post (airmail in the case of an address for service overseas) to the addressee at the address set opposite its name below:

Name of party	Address	Fax number	Marked for the attention of
CDT	Greenwich House, Madingley Rise, Madingley Road, Cambridge, CB3 OTX, United Kingdom	44 1223 723518	Stephen Chandler

Ulvac	As above	81-467-82-9114	Yoshio Sunaga

the Corporation		1 925 225 4701	David Orgill

CDT UK	As above	44 1223 723518	Stephen Chandler

or at such other address as the party to be served may have notified to the others as its address for service (which shall replace all previous addresses for such party for service).

31.2	Notices shall be deemed to be served:

(a)	if given personally, when delivered;

(b)	if sent by fax when confirmation of receipt by the receiving party is confirmed; or

(c)	if served by registered post shall be deemed served 48 hours after posting to an address in the same country or five days after posting to an address outside the same country.

If the deemed time of service is not during normal business hours in the country of receipt, the notice shall be deemed served on the next Business Day in that country or, in the case of faxes, 2 hours after the opening of business on the next Business Day in that country. Notwithstanding anything herein, all notices served herein by fax or email shall immediately be followed with written notice posted via air mail within one day of the fax or email.

31.3	The deemed service provisions set out in Clause 31.2 do not apply to:

(a)	a notice served by post, if there is a national or local suspension, curtailment or disruption of postal services which affects the collection of the notice or is such that the notice cannot reasonably be expected to be delivered within 48 hours or five days (as appropriate) after posting; and

(b)	a notice served by facsimile, if, before the time at which the notice would otherwise be deemed to have been served, the receiving party informs the sending party that the notice has been received in a form which is unclear in any material respect, and if it informs the sending party by telephone, it also despatches a confirmatory facsimile within one day.

31.4	In providing service it will be sufficient to prove:

(a)	in the case of personal service, that it was handed to the party or delivered to or left in an appropriate place for receipts of letters at its address;

(b)	in the case of a letter sent by post, that the letter was properly addressed, stamped and posted;

(c)	in the case of facsimile, that it was properly addressed and despatched to the number of the relevant party.

31.5	A party shall not attempt to prevent or delay the service on it of a notice connected with this Agreement.

32.	Governing Law and Arbitration

32.1	This Agreement and the rights and obligations of the parties shall be governed by, and construed in accordance with, the laws of California, without giving effect to the choice of law principles thereof.

32.2

Any disagreement between the parties over any matters arising out of the interpretation and/or enforcement of the terms of this Agreement or a subcontract of whatsoever nature including, but not limited to, amounts of money allegedly owed by one party to another party which the parties have not resolved between themselves, shall be submitted to binding arbitration at the instigation of either party hereto. Such party shall provide written notice of the decision to have such disagreement settled by binding arbitration. Each party shall be responsible for paying its own respective costs, fees, attorney’s fees and expenses concerning the arbitration. The arbitration provided for herein shall be held in Tokyo and governed by the then current rules promulgated by the Japan Arbitration Association if CDT or CDT UK initiates the arbitration. The arbitration provided herein shall be held in London and governed by the then current rules promulgated by London Court of International Arbitration if Ulvac initiates the arbitration. No party shall have recourse to the courts to settle any dispute or disagreement between the parties arising out of interpretation and/or enforcement of this Agreement without first having submitted the matter to arbitration as herein described, and then only to enforce the decision arrived at by the majority vote of said arbitrators.

33.	Termination

Except in respect of any matter which is expressly or by implication intended to survive termination, this Agreement shall terminate when the Second Sale takes place or the Pledge Agreement is enforced and the Stock that is subject to the Pledge Agreement is sold by or acquired by Ulvac such that as a result in either case CDT (and any Member of its Group) is no longer a holder of common stock in the Corporation.

34.	Good Faith

The Parties agree to act at all times in the utmost good faith towards each other in respect of the matters referred to in this Agreement.

35.	Counterparts

(a)	This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

(b)	Each counterpart, when executed, shall be an original of this Agreement and all counterparts shall together constitute one instrument.

36.	Specific Performance

The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to their heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or his heirs, personal representatives, or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

AS WITNESS the hands of the duly authorised representatives of the parties the day and year first above written.

Signed by

CDT Acquisition Corp.	)	/s/ David Fyfe
acting by and through 2 authorised signatories		Authorised Signature

	)	/s/ Ian Butcher
Authorised Signature

Signed by

Cambridge Display Technology Limited	)	/s/ David Fyfe
acting by and through 2 authorised signatories		Authorised Signature

	)	/s/ Ian Butcher
Authorised Signature

Signed by

Ulvac, Inc.	)	/s/ Kyuzo Nakamura
acting by and through 2 authorised signatories		Authorised Signature

	)	/s/ Hidenori Suwa
Authorised Signature

Signed by

Litrex Corporation	)	/s/ David Fyfe
Authorised Signature

acting by and through 2 authorised signatories	)	/s/ Ian Butcher
Authorised Signature

Schedule 1

(Definitions and Interpretation)

1.1	In this Agreement, unless the context otherwise requires, the following words have the following meanings:

Agreement	this agreement and any schedule, annexure or exhibit to it;

Ancillary Agreements	any or all of (as is relevant the Ulvac Development Sub-Contract Agreement, the CDT Development Sub Contract Agreement, the CDT Fallback Licence and the CDT Distribution Agreement);

Auditors	(as relevant) Ernst & Young for the year 2003, PriceWaterhouseCoopers; or such other internationally recognised firm of auditors as may be appointed from time to time;

Board	the board of directors of the Corporation (or, as relevant, any duly appointed committee of the board);

Business	the provision and support/maintenance of development scale and industrial ink jet systems (IIJ) for precision manufacturing of flat panel displays including liquid crystal display (LCD), light emitting polymer (LEP) and for the printing of electronic circuit organic and thin film transistor displays including:

(i) the design, assembly, selling and servicing of ink jet printing systems; and

(ii) the development of proprietary software systems for the purpose of permitting flexible programming of print patterns;

as may be added to as contemplated by Clause 7.3;

Business Day	a day (other than a Saturday or Sunday) on which clearing banks are open for business in the City of Tokyo and the City of San Francisco;

Business Plan	the 5 year rolling business plan and budget prepared, updated and amended in accordance with Clause 11;

Business Plan Update Point	is defined in clause 11.2;

By-Laws	the by-laws of the Corporation in the agreed form, as amended from time to time;

CDT Development Agreement	an agreement between CDT UK and the Corporation in respect of certain development work, in the agreed form;

CDT Directors	the directors of the Corporation from time to time appointed by CDT;

CDT Fallback Licence	a licence, if any is granted, between the Corporation and CDT to develop, manufacture and support the LEP Product in the LEP Field, in the agreed form;

CDT Limited Background Technology	Background Technology of CDT Limited as defined in the Seiko Epson Cross Licence;

CDT Put Option	the Vendor’s Put Option as defined in the Share Purchase Agreement;

Certificate of Incorporation	the Corporation’s Certificate of Incorporation as amended and restated pursuant to clause 245 of the Delaware General Corporation Law from time to time;

CDT Affiliate(s)	CDT UK, CDT International Limited, and any other entity if the majority of such entity’s ownership interests are directly or indirectly owned by CDT or CDT UK or CDT or CDT UK has the right to appoint the majority of the persons or entities with management control over such entity;

Common Stock	the shares of Common Stock par value $.001 per share in the Corporation which carry full voting rights;

Deed of Adherence	a deed of adherence substantially in the form set out in Schedule 2;

Distressed Stockholder	is defined in clause 19.2;

Ex-Stockholder	is defined in clause 20.1;

Executive Management Bonus Scheme	the Litrex Performance Bonus Scheme for senior employees of the Corporation, adopted at First Closing, in the form set out at Schedule 5 Part B;

Exercisable	means exercisable in accordance with the provisions of the CDT Fallback Licence;

Exit Bonus Plan	the Litrex Exit Bonus Plan for most employees of the Corporation, adopted at First Closing, in the form set out at Schedule 5, Part A;

Financial Distress	in relation to a Stockholder, such financial or liquidity issues that make it necessary for a Stockholder to dispose of its entire holding of Common Stock in order to finance its core business(es);

First Closing	has the meaning given in the Share Purchase Agreement;

Group	in relation to a corporation, that corporation, its Holding Corporation, if any, and any other Subsidiaries of it or its Holding Corporation at the relevant time and “Member” of a Group and “Group Member” shall be construed accordingly;

Holding Corporation and Subsidiary	a corporation is the “Holding Corporation” of another corporation (its “Subsidiary”) if it holds or otherwise controls a majority of voting rights in that other corporation, has the right to appoint or remove a majority of that other corporation’s board of directors, if it and that other corporation are managed on a unified basis;

Intellectual Property	all intellectual property rights of whatever nature arising in any jurisdiction in the world including, without limitation, any patent, utility model, petty patent, trade or service mark (whether registered or not), trade or business name, registered design, design right, copyright, database right, moral work right and semi-conductor topography right (including, in all such cases, any application for any such right or protection and any right to apply therefore), utility model, any right in any secret process, know-how, confidential information or otherwise or any other associated or similar right or protection;

Legislation	(in relation to anywhere relevant in the world) all applicable statutes, statutory instruments or other subsidiary legislation, codes of practice, guidance notes, bye-laws, regulations of any local or other statutory governing or public authority or body, or any other lawfully constituted regulatory body having authority;

LEP Field	research and development into, and manufacturing of, devices and processes which utilise light emissive, photo-voltaic or photo-detecting properties of polymers and/or co-polymers and/or dendrimers and/or hybrids of any of the proceeding, having any degree of conjugation;

LIBOR	London Inter-Bank Offered Rate for the currency in question for the date or dates in question as published in the ‘Financial Times’;

PCG	a parent company guarantee in respect of the obligations of the relevant party in respect of its obligations under this Agreement (and other agreements connected with it) in a form acceptable to the other Stockholder;

JV Period	the period from the First Closing until Ulvac acquires all of CDT’s Common Stock;

Offer Period	as defined in clause 19.2;

Pledge Agreement	shall have the same meaning as ascribed to it in the Share Purchase Agreement;

Preferred Stock	Any shares in the Corporation issued as contemplated by clause 12;

Product	any industrial or development (including laboratory) system (including any software or parts thereof) or process for the deposition of materials onto substrates involving in any such case ink jet technology, (including existing Litrex products as well as future ink jet system products and processes and software which may be developed to handle larger substrate sizes and new substrate material);

Qualifying Guarantee	any guarantee given in respect of the Corporation’s obligations by the relevant Stockholder, and which is either:

(i) a guarantee identified in Schedule 3 and which was given prior to the date of this Agreement; or

(ii) a guarantee which is approved by the Board of Directors;

Relevant Third Party	is defined in clause 19.2;

Remaining Stockholder	is defined in clause 19.2;

Sale Notice	is defined in clause 19.2;

SEC	Seiko Epson Corporation;

SEC Background Technology	Background Technology of Seiko Epson as defined in the Seiko Epson Cross Licence;

SEC Cross Licence	the agreement dated 25 November 1999, as supplemented by a side letter dated January 24, 2000, between CDT UK and SEC;

Second Closing	has the meaning given in the Share Purchase Agreement;

Share Purchase Agreement	the agreement between CDT, Ulvac, the Agreement Corporation and CDT UK relating to the sale and purchase of certain stock in the Corporation;

Stockholder	CDT or Ulvac as the case may require;

Taxation and Tax	all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset value, turnover, added value or other sales tax, and statutory, governmental, state, provincial, local government or municipal imposition duties, contributions, rates and levies (including without limitation any payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person, and all penalties, charges, costs and interest relating thereto;

Ulvac Call Option	The Purchaser’s Call Option as defined in the Share Purchase Agreement;

Ulvac Development Sub-Contract Agreement	a framework agreement between the Corporation and Ulvac in respect of research and development prospects to be undertaken by the Corporation for Ulvac, in the agreed form;

Ulvac Directors	the directors of the Corporation from time to time appointed by Ulvac;

US GAAP	generally accepted accounting principles applicable in the United States of America at the relevant time; and

Year	the 12 months commencing on the First Closing and each subsequent consecutive period of 12 months up until the expiry of 5 years from the First Closing.

1.2	References to statutory provisions shall be construed as references to those provisions as respectively amended or re-enacted or as their application is modified by any other provisions (whether made before or after the date of this Agreement) from time to time.

1.3	References to clauses or schedules are to clauses of or schedules to this Agreement, and references to clauses are to clauses of the clause in which the reference appears.

1.4	References to $ are to dollars in the currency of the United States of America.

1.5	The table of contents and headings in this Agreement are inserted for convenience only and shall not affect its construction.

1.6	Any reference to a “person” includes any individual, firm, body corporate, association or partnership, government or state (whether or not having a separate legal personality).

1.7	All references to documents in the agreed form shall mean a document in a form agreed by the parties and initialed by each of them for the purpose of identification.

1.8	The singular includes the plural and vice versa.

1.9	Any reference to a consent not being unreasonably withheld will in addition be deemed to include a reference to that consent not being unreasonably delayed.

1.10	General words shall not be given restrictive meaning:

(a)	if they are introduced by the word “other” by reason of the fact that they are preceded by words indicating a particular class of act, matter or thing; or

(b)	by reason of the fact that they are followed by particular examples intended to be embraced by those general words.